Executed

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

May 8, 2002

Banco Santander - Chile

(Exact name of Registrant as specified in its charter)

Republic of Chile
(Jurisdiction of Incorporation)

Bandera 140
Santiago, Chile
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F __X__ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) __Not applicable__

BANCO SANTANDER - CHILE

TABLE OF CONTENTS

(free translation from the Spanish)

Santiago, June 27, 2002

Mr. Enrique Marshall Rivera
Superintendent of Banks and Financial Institutions

Mr. Superintendent,

I hereby inform you that the Board of Directors has resolved to call an Extraordinary General Shareholders' Meeting which will be held on July 18, 2002, at 5:00 p.m., local time, at the bank's principal offices located at Bandera 140, 12th Floor, Santiago, Chile, for the following purposes:

1. To approve the merger by absorption of Banco Santander-Chile into Banco Santiago on the terms and conditions set forth in the Plan of Merger approved at the Board of Directors' meeting held on May 7, 2002. As a consequence of the merger, Banco Santiago will, as the surviving entity, acquire the assets and assume the liabilities of Banco Santander-Chile, will succeed Banco Santander-Chile in all of its rights and obligations and will incorporate the equity and shareholders of Banco Santander-Chile into Banco Santiago. In particular, the following matters will be submitted for shareholder approval:

   a) approval of the conditions established by the Chilean Superintendency of Banks and Financial Institutions in its Resolution No. 47, issued on May 16, 2002, regarding the merger of Banco Santiago and Banco Santander-Chile;
   b) approval of the audited financial statements of Banco Santander-Chile and of Banco Santiago as of December 31, 2001, the relevant external auditor's reports and the expert's reports, prepared in accordance with Article 99 of the Chilean Companies Law;
   c) approval of the terms of exchange for the merger of both banks, reflecting that Banco Santiago will constitute 52.5% and Banco Santander-Chile will constitute 47.5% of the merged entity;
   d) approval of the exchange of the outstanding shares of Banco Santander-Chile for shares that Banco Santiago will issue for this purpose. Each common share of Banco Santander-Chile will be exchanged for 3.55366329 Banco Santiago shares;
   e) approval of the effectiveness of the merger for accounting purposes as of January 1, 2002, after all legal requirements have been fulfilled;

f) approval of the amended and restated By-laws of Banco Santiago as the By-laws of the merged entity, including its change of name to "Banco Santander-Chile";

g) approval of the dissolution of Banco Santander-Chile as a consequence of the merger with Banco Santiago;

h) approval of the termination of the current American depositary share (ADS) program of Banco Santander-Chile listed on the New York Stock Exchange, with the Banco Santander-Chile ADSs then outstanding to be replaced with new Banco Santiago ADSs listed on the New York Stock Exchange under the symbol "SAN"; and

i) adoption of all other resolutions deemed necessary to accomplish the merger.

2. To grant the powers of attorney necessary to effectuate these transactions, including the appointment of persons authorized to transcribe the minutes of the meeting into a public deed; to execute the instruments that may be required in order to bring the merger to fruition and to consummate any adopted agreement; to deliver and effect the transfer of properties and assets of Banco Santander-Chile; to request and obtain the approval of the resolutions adopted from the Chilean Superintendency of Banks and Financial Instituions, and to accept on behalf of the shareholders, by execution of public deed, any suggestions which the Chilean Superintendency of Banks may indicate with regard to the resolutions adopted at the meeting called by this means.

The process for the qualification of proxies, if applicable, shall be conducted on the same day as the meeting, beginning at 4:00 p.m., local time, until the meeting begins, at the same place as the meeting.

The publications relating to the notice of this shareholders' meeting will be made in the newspaper "Estrategia" on July 1st, 8th and 15th of July, 2002, respectively, and will indicate that all shareholders registered in the Shareholders' Register up to July 12, 2002 will have the right to participate and vote in the shareholders' meeting.

With best regards,

OSCAR VON CHRISMAR CARVAJAL

General Manager

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

Name: Gonzalo Romero A.

Title: General Counsel

Date: July 1, 2002